Exhibit 12

EL PASO PIPELINE PARTNERS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Three Months ended March 31,
	2009	2008
Earnings
Net Income	$46.0	$27.6
Income from equity investees	(29.0)	(15.1)
Net income before income from equity investees	17.0	12.5

Fixed charges	5.3	5.7
Distributed income of equity investees	26.2	3.5
Capitalized interest	(0.1)	(0.1)
Total earnings available for fixed charges	$48.4	$21.6

Fixed charges
Interest and debt expense	$5.3	$5.7

Ratio of earnings to fixed charges	9.1	3.8

For purposes of computing these ratios, earnings means net income before:
· income from equity investees, adjusted to reflect actual distributions from equity investments; and
· fixed charges;
less:
· capitalized interest.

Fixed charges means the sum of the following:
· interest costs;
· amortization of debt costs; and
· that portion of rental expense which we believe represents an interest factor, which was not material for the quarters ended March 31, 2009 and 2008.